

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2012

<u>Via E-mail</u>
Mi Ok Cho
Chief Executive Officer
Enviro Cleanse Inc.
1516 Tropicana Ave, Suite 155
Las Vegas, NE 89119

      Re: **Enviro Cleanse Inc.**
                Registration Statement on Form S-1
                Filed July 23, 2012
                File No. 333-182808

Dear Ms. Cho:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your disclosure that given the amount and nature of your current assets and operations you are considered to be a shell company. We believe that because you are a shell company, any selling shareholders reselling their shares in a registered offering are considered underwriters. SEC Release No.33-8869 (2007) makes clear that Rule 144 is not available for the resale of securities initially issued by shell companies. This is because shareholders who receive shares from a shell company are considered underwriters with respect to their resales until the company is no longer a shell company and adequate information (Form 10 information) has been available to the market for a period of twelve months. Until the company satisfies these conditions, the selling shareholders will be deemed to be underwriters whose sales are designed to create a market in the company's securities. Please revise the disclosures in the prospectus cover page to indicate that the selling shareholders "are underwriters," and to fix the offering

price for the duration of the offering. In addition, please make conforming changes throughout the prospectus, including the Plan of Distribution discussion on page 16.

2.   We note that since inception you have had no operations, sales, revenues or employees. In view of the foregoing, it appears that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your registration statement to comply with Rule 419 of Regulation C. Otherwise, please explain why Rule 419 does not apply to this offering. As applicable, please revise your prospectus to state, if true, that you are not a blank check company and have no plans or intention to engage in a business combination with another entity.

3.   To the extent applicable, please revise your prospectus to disclose all other registration statements of companies for which your sole officer and director and affiliates may have acted as promoters or in which they have a controlling interest by describing in detail the nature and extent of the direct or indirect relationship between your officer and director and these companies and their affiliates. The disclosure should indicate which companies are now viable or dormant and which businesses have been modified and restated from that described in their offering documents, noting the companies that are still actively reporting with the U.S. Securities and Exchange Commission.

4.   Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:
   • Describe how and when a company may lose emerging growth company status;

   • Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

   • State your election under Section 107(b) of the JOBS Act:

      o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

      o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Calculation of Registration Fee

5. In footnote (1) to the table, please specify which subparagraph of Rule 457 you used for computation of the filing fee.

6. Please remove footnote (2) disclosure as it does not appear to relate to any items in the Calculation of Registration Fee table.

Prospectus Cover Page

7. Please revise your disclosure to include the anticipated net proceeds from the offering on an aggregate basis. Refer to Item 501(b)(3) of Regulation S-K.

Summary, page 5

8. Please disclose that the auditors have expressed a going concern opinion.

9. We note that, as disclosed in "We will require financing to achieve our current business strategy…" risk factor on page 9, you believe that the minimum capital requirement for the next 12 months will be approximately $1,221,000 and that you currently have no commitments to raise any funds. Please disclose here that if you are unable to obtain this level of financing, your business may fail.

10. Briefly disclose the transaction pursuant to which the selling shareholders acquired the shares covered by the registration statement, including when the securities were sold to the selling shareholders, the total consideration received by the company, the material terms of any agreements pursuant to which the selling shareholders acquired the shares and any rights attached to the resale shares (i.e., registration rights). Please consider filing the agreements related to such rights as exhibits to the registration statement. Please also address this comment in your "Selling Shareholders" section on page 14 of the filing.

11. In accordance with Item 503(b) of Regulation S-K, please include here your business address and telephone number.

Selling Shareholders, page 14

12. In the first paragraph you state that the prospectus "also covers the registration of the 10,000,000 shares of our common stock in a primary offering." As this statement appears to have been made in error, please revise your disclosure accordingly.

Interests of Named Experts and Counsel, page 20

13.   In accordance with paragraph 23 of Schedule A of the Securities Act of 1933, please disclose the name and address of counsel opining on the legality of the securities being offered in the registration statement. Please file counsel's opinion as an exhibit to the registration statement. Refer to Item 601(b)(5) of Regulation S-K.

OTC Bulletin Board Qualification for Quotation, page 29

14.   Please revise your disclosure in the middle of the second paragraph to discuss the restrictions imposed upon resales pursuant to Rule 144 that apply due to the company being classified as a shell company. Refer to Rule 144(i).

Staff Requirements, page 33

15.   Please indicate here your current number of employees. Refer to Item 101(h)(4)(xii) of Regulation S-K.

Directors, Executive Officers, Promoters and Control Persons, page 37

16.   Please disclose Ms. Mi Ok Cho's business experience during the last five years, identifying also her principal occupations and name(s) of the business in which an occupation was carried.   In addition, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that, in light of the registrant's business and structure, Ms. Mi Ok Cho should serve as a director for the company. See Item 401(e)(1) of Regulation S-K.

Certain Relationships and Related Transactions, page 39

17.   We note your disclosure in the second paragraph. Please expand your disclosure to the extent necessary to comply with all material requirements of Items 404(c) and (d) of Regulation S-K.

Financial Statements

General

18.   Please indicate that you are a development stage company at the top of each financial statement. Refer to ASC 915-205-45-4.

Statement of Operations, page 44

19.   Please present basic and diluted loss per share amounts as well as the corresponding disclosures required by ASC 260. Refer to ASC 260-10-15-2.

Undertakings, page 55

20.   Since the registration statement covers the resale of outstanding securities, please remove Item 512(a)(6) of Regulation S-K undertakings in paragraph 4 as inapplicable.

Exhibits

Exhibit 3.1(i) Articles of Incorporation

21.   In your "Description of Securities" disclosure on page 19 you disclose that you have 200 million authorized shares of common stock. We note that your articles of incorporation authorize the issuance of 75 million shares. Please explain this discrepancy or otherwise file as exhibit to the registration statement any amendments to the articles of incorporation increasing such authorized number of shares.

Exhibit 99 Subscription Agreement

22.   Please remove this exhibit from the exhibit list as it does appear to relate to this offering.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Nudrat Salik, Staff Accountant at (202) 551-3692 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director